Exhibit 4 (b)
Services contract between the Company and Ms C.M. Hanneman
The following contract is the services contract of Ms C.M. Hanneman containing terms and conditions for the provision of services and other arrangements that apply with effect from June 1, 2024 as member of the Executive Committee and, subject to appointment by the Annual Meeting of Shareholders, as of October 1, 2024 as member of the Board of Management of Royal Philips (“Koninklijke Philips N.V.”, hereinafter also referred to as “the Company”).
1. Commencement of Engagement and roles
a. Subject to the terms and conditions of this contract for the provision of services (the “Contract“) the Company hereby engages you as independent contractor starting on June 1, 2024 (the “Commencement Date”).
b. First period: Incoming CFO and member of the Executive Committee.
From June 1, 2024, until October 1, 2024, you will act as Incoming CFO and member of the Executive Committee. As a member of the Executive Committee, you will perform your duties and responsibilities attached to that function within the corporate governance framework of the Company. In the capacity of Incoming CFO you will respect the articles of association of the Company and the Rules of Procedure of the Board of Management and Executive Committee in anticipation of your role during the second period described below.
c. Second period: CFO and member of the Board or Management and Executive Committee
Starting on October 1, 2024, you will fulfill the role of member of the Board of Management of the Company as Chief Financial Officer and, in conjunction with such role, of member of the Executive Committee of the Company. As a member of the Executive Committee, you will perform your duties and responsibilities attached to that function within the corporate governance framework of the Company. In your capacity as member of the Board of Management of the Company you will have and observe all rights and obligations pursuant to the articles of association of the Company, the Rules of Procedure of the Board of Management and Executive Committee, and statutory provisions. By signing this Contract, you declare that you have received a copy of the Company’s articles of association and abovementioned Rules of Procedure and that you are familiar with their content.
d. By entering into this Contract all prior contracts of employment and/or prior contracts for the provision of services (if any) with other companies are explicitly terminated. Furthermore, the terms and conditions set forth in this Contract and its annexes are an integral part of this Contract.
e. This Contract is a contract for the provision of services, as defined in articles 7:400 and further of the Dutch Civil Code (“DCC”). You acknowledge and agree that there is no intention to enter into an employment agreement and that pursuant to article 2:132 section 3 DCC, your relationship with the Company and/or this Contract cannot be regarded an employment agreement as defined in article 7:610 DCC and further.
f. In this Contract the Company and you are together referred to as the “Parties” and each of you as a “Party”.
2. Duration of the Engagement
a. The Contract shall be entered into for a fixed period of time. The Contract shall start on the Commencement Date and shall terminate by operation of law, without any prior notice being required, on the last day of the month in which the Annual General Meeting of Shareholders of the Company in the fourth calendar year following the Commencement Date takes place (the “Contract End Date”).
b. No later than six months before the Contract End Date the Parties will discuss a possible extension of the Contract. The Contract will terminate in any event, without prior notice of termination being required, at the first day of the month following the month in which you have reached the state pension age based on the AOW (“Algemene Ouderdomswet”) or future legislation amending the state pension age based on the AOW.
c. Both Parties shall have the right to terminate this Contract before the Contract End Date or (if renewed) before any later Contract expiration date against the end of a calendar month by giving written notice of termination. In this respect, the Parties agree to adhere to a notice period of six (6) months. If notice of termination is given by a Party for urgent cause (‘dringende reden’), no notice period applies for the Party giving notice. For the definition of urgent cause (‘dringendereden’), reference is made to article 7:678 DCC and further.
d. If you are dismissed by the General Meeting of Shareholders of the Company, or if you resign, as member of the Board of Management of the Company (and, in direct relation thereto, as member of the Executive Committee of the Company) this Contract is terminated by operation of law without any prior notice of termination being required, which termination shall take effect (i) as per the date six (6) months after the end of the calendar month in which the General Meeting of Shareholders has adopted the resolution pursuant to which you are dismissed as member of the Board of Management of the Company, or, as the case may be, (ii) as per the date six (6) months after the end of the calendar month in which you have submitted your written resignation as member of the Board of Management of the Company.
In deviation from the previous sentence, this Contract shall terminate with immediate effect as from the date per which (i) the General Meeting of Shareholders has dismissed you as member of the Board of Management of the Company, or, as the case may be, (ii) you have resigned as member of the Board of Management of the Company, in the event such dismissal or resignation (as the case may be) is given/made for urgent cause (‘dringende reden’). For the definition of urgent cause (‘dringende reden’), reference is made to article 7:678 DCC and further.

e. In deviation from clause 2 (c), the Company cannot terminate this Contract during the first two (2) years of your sickness or incapacity for work (although it can already give notice of termination), except when notice of termination is given by the Company (i) for urgent cause (‘dringende reden’) or (ii) prior to the first day of your sickness/incapacity for work. In deviation from clause 2 (d), in the event of your dismissal as member of the Board of Management of the Company by the General Meeting of Shareholders during your sickness or incapacity for work other than for urgent cause (‘dringende reden’) and after the first day of your sickness/incapacity for work, this Contract shall terminate at the later of (i) the date which is six (6) months after the end of the calendar month in which the General Meeting of Shareholders has adopted the resolution pursuant to which you are dismissed as member of the Board of Management of the Company, or (ii) the date of your recovery from sickness/incapacity for work, but no later than at the date on which the incapacity for work has lasted for two (2) years. For the definition of urgent cause (‘dringende reden’), reference is made to article 7:678 DCC and further. The Parties acknowledge and agree that this clause does not prevent the competent body from dismissing you as member of the Board of Management of the Company.
f. If the Contract is terminated at the initiative of the Company (whereby your dismissal by the General Meeting of Shareholders as member of the Board of Management of the Company shall also be deemed a termination “at the initiative of the Company” for the purposes of this clause) or by mutual agreement (at the initiative of the Company) before the Contract End Date, or before any other expiration date if the Contract has been renewed, other than for urgent cause (‘dringende reden’), you shall be entitled to a one off compensation in the amount of one time your Annual Base Compensation as defined in clause 3 hereof. For the definition of urgent cause (‘dringende reden’), reference is made to article 7:678 DCC and further. You shall not be entitled to such payment if the Contract is terminated immediately following a period of your long lasting sickness or disability which has lasted two years or longer (periods of incapacity for work that follow one another at intervals of less than four weeks shall be deemed one consecutive period of incapacity for work for the purposes of this clause).
g. If the Company does not elect to renew the Contract (e.g. because you are not re- appointed by the General Meeting of Shareholders of the Company as member of the Board of Management of the Company upon expiration of your term of appointment) you shall not be entitled to the compensation referred to above under f. but shall instead be entitled to a lump sum of one time your Annual Base Compensation divided by 12, times the number of months between the expiration date of the Contract and the date you reach the state pension age based on the AOW (“Algemene Ouderdomswet”) or future legislation amending the state pension age based on the AOW, with a maximum of one time your Annual Base Compensation.
h. In case of termination of the Contract, you will resign, with effect from a date to be determined by the Company but ultimately per the effective date of such termination, as member of the Board of Management and, in direct relation thereto, as member of the Executive Committee of the Company.
i. The compensation as referred to in clauses f) and g) above, shall be deemed to include any amounts that may be payable to you in connection with the enforcement of the non- competition clause as set forth in the General Terms of Employment that are – mutatis mutandis – applicable to you.
3. Compensation
Your annual compensation as of the Commencement Date amounts to EUR 700,000 gross, which amount includes holiday allowances, to be paid in twelve equal monthly installments after deduction of the statutory tax and social security premiums to be withheld by the Company. Annual review and subsequent upwards adjustment, if any, of your annual compensation, will be determined at the discretion of the Supervisory Board of the Company and on the advice of the Remuneration Committee of the Supervisory Board. Only compensation increases determined and approved by the Supervisory Board will replace the compensation amount mentioned above. You will be informed in writing by means of a compensation statement. The annual compensation as may be amended on the basis of this clause from time to time shall be referred to as the Annual Base Compensation.
4. Annual Incentive
In addition to the Annual Base Compensation, you shall be eligible each year for an annual incentive, subject to certain targets being met. This incentive shall be determined annually by the Supervisory Board. You shall be notified in writing of these annual incentive targets.
The on-target (= 100% score) annual incentive amount to be realized by you is currently set by the Supervisory Board at 80% of your Annual Base Compensation.
The Supervisory Board shall determine in its sole reasonable discretion to what extent the annual incentive targets have been met. In the event that during an applicable notice period you are released from your duties, no annual incentive entitlement shall accrue in respect of such period.
5. Long Term Incentive Plan
The Supervisory Board, where relevant within the framework approved by the Company’s General Meeting of Shareholders, can decide by discretion to grant Performance Shares under the Global Philips Performance Share Plan and/or other equity related incentives to the members of the Board of Management on a year-to-year basis. As a member of the Board of Management you are in principle eligible to participate in such plan.
The Long-Term Incentive grant value equals 150% of your Annual Base Compensation. The Company will provide you a new hire grant on the first grant date following the Commencement Date. This equals the Long-Term Incentive grant value, pro-rated for time. This new hire grant amounts to EUR 613,934.
To improve Philips’ Corporate Governance and to further align the interests of senior Philips Executives with the interests of our shareholders, you are required to hold a certain level of Philips shares equal to 300% of your actual Annual Base Compensation. The Supervisory Board may decide to adapt the Philips Share Ownership Guidelines on an annual basis.
The minimum number of Philips shares required to be held can be accumulated by:

•Shares acquired pursuant to any grants under the Philips Long Term Incentive Plan;
•Shares currently owned;
•Shares purchased on the stock market or acquired in any other way.
For further details you are referred to the Philips Share Ownership Guidelines Executive Committee in the enclosed Information Package.
On the first grant date following the Commencement Date, the Company will provide you with the following buy-out equity award to partially compensate you for the unvested Long- Term Incentive grants that are forfeited upon resignation from your previous employer:
•Performance Shares with a value at grant of EUR 920,000. After three years, the Performance Shares will vest in accordance with the conditions of the Long-Term Incentive Plan.
6. Claw back
The Supervisory Board may in its sole discretion but acting in good faith, resolve to recoup some or all of the incentive compensation -including any benefits derived therefrom- in all appropriate cases (taking into account all relevant factors, including whether the assertion of a recoupment claim may in its opinion prejudice the interests of the Company and its group companies in any related proceeding or investigation), granted to you as an Annual Incentive, as Performance Shares grants, as shares acquired by you under such grants, as other equity related incentive or otherwise (hereinafter referred to as ‘Incentive Compensation’), if:
a. The Incentive Compensation has been paid, granted, vested and/or delivered on the basis of incorrect financial or other data; or
b. In assessing the extent to which the relevant performance conditions and/or targets in relation to the payment, grant, vesting and/or delivery of the Incentive Compensation was satisfied, such assessment was based on an error, inaccurate or misleading information or assumptions and that such error, information or assumptions would have resulted or did in fact result either directly or indirectly in that payment, grant, vesting and/or delivery (or being capable thereof) to a greater degree than would have been the case had that error not been made; or
c. There are circumstances which would allow the Company to terminate this Contract for urgent cause (‘dringende reden’) (whereby for the definition of urgent cause (‘dringende reden’) reference is made to article 7:678 DCC and further), where such circumstances arose in, or related to, a period relevant to the date of payment, grant, vesting and/or delivery; or
d. You were involved in, or directly or indirectly responsible for a violation of the Philips General Business Principles or applicable law; or
e. The Company or the business in which you work/worked, or for which you were responsible, suffered a material failure of risk management, or
f. Something which occurred in the period relevant to the payment, grant, vesting and/ or delivery has a sufficiently significant impact on the reputation of the Company or its group members to justify the operation of a recoupment claim.
By accepting a payment, grant, vesting and/or delivery of the Incentive Compensation, you agree to fully co-operate with the Company in order to give effect to this clause.
Furthermore, by accepting any payment, grant, vesting and/or delivery of the Incentive Compensation you provide an irrevocable power of attorney to the Company to transfer any shares held by you in the account administered by the Company’s global plan administrator and to perform any other acts necessary or desirable to give effect to this clause. This power of attorney is governed by Dutch law exclusively.
7. Pension Rights
As from the Commencement Date, you shall be included in the Pension Regulations of “Stichting Philips Pensioenfonds” applicable to executives, in respect of your pensionable salary up to the current statutory limit of EUR 137,800 which may change from time to time (“Statutory Pensionable Salary”) if and as soon as you meet the requirements set out in those pension regulations. In respect of your pensionable salary exceeding the Statutory Pensionable Salary, you shall be entitled to the pension allowance applicable to members of the Executive Committee, in accordance with the rules and conditions governing this pension allowance. The level of the pension allowance is and remains at the discretion of the Company. Currently the pension allowance for the part of your Annual Base Compensation exceeding the Statutory Pensionable Salary is set at 25% of your Annual Base Compensation exceeding the Statutory Pensionable Salary.
8. Car/Mobility Allowance
You are entitled to a monthly Car/Mobility Allowance amounting to EUR 2,630. The Car/ Mobility allowance can be used for a leasing an electric Vehicle or can be paid out in monthly (gross) installments.
9. Business Entertainment Expenses Allowance
With respect to your position within the Company, you may be eligible for a fixed allowance for business entertainment expenses. Currently the tax-free allowance in your case is EUR 6,000 per annum (i.e. EUR 500 per month). This sum is meant to enable you amongst others to cover the expenses you incur in entertaining guests on behalf of the Company.
Parties agree that changes in fiscal legislation could make it necessary or desirable for the Company to change the above arrangement.
10. Senior Executive Ambassador Program
You are invited to participate in the Senior Executive Ambassador Program to use Philips products that will be made available to you at your home.
11. Insurances
a. Accident Insurance

You will be covered by a 24-hours accident insurance policy. The maximum sum insured is three times your gross Annual Base Compensation. We refer you to the chapter benefits in the Information Package.
b. Directors and Officers Liability Insurance
You will be an Insured Person under the Directors and Officers liability insurance taken out by the Company. Subject to its terms and conditions, the Directors and Officers liability insurance policy protects your personal assets against liabilities and reimburse defense costs that arise based on your acts or omissions in your capacity as member of the Board of Management and Executive Committee. A copy of the Directors and Officers liability insurance policy (or a summary thereof) will be made available upon your request.
12. Incapacity for work
The present Company policy for Executive Committee members with regard to incapacity for work or sickness is that for a maximum period of three years from the start of disablement, but at the very latest up to the end of the Contract, the balance between your Annual Base Compensation at the start of the total disability and the aggregate amount of any statutory allowance distributed to you on account of the total disablement together with possible allowances distributed for the same reason by the Philips Pension Fund will - subject to your compliance with the Company’s directives - be paid by the Company.
The Company shall not be bound by the aforesaid obligation to the extent you have a claim against third parties in respect of your disablement. Upon surrender to the Company of such claim - in so far as it relates to loss of Annual Base Compensation - an amount equal to the aforesaid balance shall - but for no longer than the period stated in the foregoing clause - be paid by the Company in advance.
This policy is subject to change at the discretion of the Company. No compensation will be paid in case the new policy is less favorable than the present policy.
13. Holidays
Your holiday entitlement is 25 working days per calendar year.
14. General Terms of engagement
By signing the Contract, you declare to have received, to have read and to agree with the General Terms of Employment of the Company, which apply mutatis mutandis to your engagement and are attached to this Contract as Annex 1. These General Terms of Employment amongst others contain a non-competition clause. You hereby acknowledge and agree that you are fully bound by the restrictions set out in the aforementioned non-competition clause for the duration of such non-competition clause as set out in the clause itself.
15. Philips rules about corporate governance and corporate citizenship
Underpinning Philips’ commitment to responsible corporate citizenship, integrity and transparency, the following terms and principles have been set.
•General Business Principles;
•Financial Code of Ethics;
•Procurement Code of Ethics;
•Rules of Conduct with respect to Inside Information;
•Rules governing Internal and External Directorships;
•Rules of Procedure of the Board of Management and Executive Committee.
These terms and principles apply equally to corporate actions and to the behavior of members of the Executive Committee in conducting Philips’ business. By signing this Contract, you declare that you are bound by, and that you shall adhere to and act according to, the terms and principles mentioned above. The Company may alter the terms and principles unilaterally at its discretion. For more information on the terms and principles, we refer you to the Information Package. Any changes will be available on the Philips Global Intranet website.
The Compliance Officer with respect to Inside Information will contact you, as you are designated as “Qualified Insider”.
16. Privacy and data protection
You acknowledge that Philips may process your personal data for legitimate business purposes, such as human resources and personnel management, business process execution and internal management, internal communications, health safety and security, compliance with legal obligations, exercise or defense of legal claims. The processing of such personal data is further described in the relevant privacy notice(s) which is attached to this agreement or otherwise made available to you. By signing this agreement, you acknowledge to have read and agreed with the processing of your personal data, as described in the relevant privacy notice(s) attached to this agreement or otherwise made available to you.
During your employment with Philips, you agree to comply with all Philips privacy and security related policies, procedures, rules and regulations (including the Philips Privacy Rules), as announced by Philips from time to time or made available to you. At all times, you must maintain the confidentiality of the personal data that you have access to and cannot share, disclose or otherwise transfer personal data to any unauthorized third parties.
17. Applicable Law and jurisdiction
a. This Contract is governed by the laws of the Netherlands.
b. All disputes arising from this Contract, including disputes concerning the existence and validity thereof, shall be resolved in accordance with the Arbitration Rules of the Netherlands Arbitration Institute.